SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Officers’ Meeting held on November 26, 2015

1. Date, Time and Place: On November 26, 2015, at 11 a.m., at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Av. das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice dismissed due to the presence of all Executive Officers, instatement and approval quora having been verified.

3. Presiding Board: Chairman: Sandro Rogério da Silva Gamba. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The Executive Officers attending the meeting unanimously and with no restrictions decided the amendment to the branch’s address enrolled with CNPJ/MF under No. 01.545.826/0013-32, enrolled with NIRE No. 35904607991, in order to determine as its new address: Avenida Marcos Penteado de Ulhôa Rodrigues 939, 11th floor, suite 1101, part, Tamboré, Zip Code (CEP) 06460-040, in the City of Barueri, State of São Paulo.

CLOSING: With no further matters to be discussed, these minutes were prepared, approved and signed by all the Executive Officers. Signatures: Sandro Rogério da Silva Gamba (Chairman), Renata de Carvalho Fidale (Secretary); Executive Officers: Sandro Rogério da Silva Gamba, André Bergstein, Luiz Carlos Siciliano, Octavio Marques Flores and Katia Varalla Levy.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer